AVINO SILVER & GOLD MINES LTD.
Balance Sheets
(Prepared by Management)

As at:	July 31, 2006	January 31, 2006

ASSETS

Current
Cash and cash equivalents	$12,015,686	$3,067,011
Share subscriptions receivable	-	56,732
Taxes recoverable	18,266	35,009
Prepaid expenses	35,124	13,544
Exploration advance	39,000	39,000
	12,108,076	3,211,296

Property, Plant & Equipment (Note 4)	1,122,219	2,611
Reclamation Bonds	3,000	3,000
Mineral Properties Interests (Notes 4, 5)	7,703,147	447,899
Due from a Related Company (Note 7(b))	83,000	83,000
Investment in Cia Minera Mexicana de Avino, S.A. de C.V. (Note 4)	-	1
Investments in Related Companies	210,085	210,085
	$21,229,527	$3,957,892

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,225,279	$62,700
Due to related parties (Note 7(c))	41,576	181,418
	1,266,855	244,118

Obligation towards equity loss in Cia Minera Mexicana de Avino, S.A. de C.V	56,385	342,596
	1,323,240	586,714

SHAREHOLDERS' EQUITY

Subscriptions Received in Advance	-	247,730
Share Capital (Note 6(a))	36,725,611	19,264,265
Contributed Surplus	3,008,326	1,070,699
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
Deficit	(19,725,781)	(17,109,647)
	19,906,287	3,371,178
	$21,229,527	$3,957,892

Note 1 - Nature of Operations

Approved by the Board of Directors:

“Louis Wolfin” Director    “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Interim Statements of Operations and Deficit
(Unaudited - Prepared by Management)

	Three months Ended July 31,		Six months Ended July 31,
	2006	2005	2006	2005

Operating and Administrative Expenses
Amortization	$196	$190	$392	$492
General exploration	55,400	-	98,319	-
Management fees	24,000	15,000	39,000	30,000
Office and miscellaneous	21,632	26,305	43,260	58,188
Professional fees	30,647	32,498	42,932	42,776
Regulatory and compliance fees	13,298	8,470	66,698	15,008
Salaries and benefits	13,721	19,323	31,139	38,261
Shareholder and investor relations	82,955	24,561	156,418	48,063
Stock-based compensation	53,990	-	2,417,326	486,100
Travel and entertainment	20,166	17,278	39,622	35,292
Loss from operations	(316,005)	(143,625)	(2,935,106)	(754,180)

Other income and expenses
Interest income	122,816	11,251	196,327	20,415
Recovery of advances receivable	-	-	133,919	-
Due diligence review of Cia Minera Mexicana de Avino, S.A. de C.V	-	(91,900)	-	(172,467)
Equity loss in Cia Minera Mexicana de Avino, S.A. de C.V	(321)	-	(11,274)	-
LOSS FOR THE PERIOD	(193,510)	(224,274)	(2,616,134)	(906,232)
DEFICIT, beginning of period	(19,532,271)	(15,234,889)	(17,109,647)	(14,552,931)
DEFICIT, end of period	$(19,725,781)	$(15,459,163)	$(19,725,781)	$(15,459,163)
BASIC LOSS PER SHARE	$(0.01)	$(0.02)	$(0.16)	$(0.08)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	17,593,332	10,750,152	16,014,367	10,694,756

AVINO SILVER & GOLD MINES LTD.
Interim Statements of Cash Flows
(Unaudited - Prepared by Management)

	Three months Ended July 31,		Six months Ended July 31,
	2006	2005	2006	2005

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(193,510)	$(224,274)	$(2,616,134)	$(906,232)
Items not requiring cash in the period:
- Amortization	196	190	392	492
- Stock-based compensation	53,990	-	2,417,326	486,100
- Acquisition of Cia Minera	(8,368,701)	-	(8,368,701)	-
- Equity loss on Cia Minera	321	-	11,274	-
	(8,507,704)	(224,084)	(8,555,843)	(419,640)
Net change in non-cash working capital items:
- Share subscriptions receivable	-	-	56,732	-
- Taxes recoverable	27,426	7,053	16,743	21,689
- Prepaid expenses	(22,263)	113,177	(21,580)	11,673
- Due from related parties	-	(26,164)	-	(26,164)
- Accounts payable and accrued liabilities	1,103,352	6,346	1,162,579	(31,051)
- Due to related parties	38,430	(103,330)	(139,842)	(133,394)
	(7,360,759)	(227,002)	(7,481,211)	(576,887)

FINANCING ACTIVITIES
Share subscriptions received in advance	-	-	(247,730)	-
Shares issued for cash	7,312,561	66,301	16,981,647	327,105
	7,312,561	66,301	16,733,917	327,105

INVESTING ACTIVITIES
Reclamation bonds	-	-	-	(3,000)
Mineral property exploration expenditures	-	(27,820)	(6,546)	(29,663)
Obligation towards equity loss in Cia Minera	(212,850)	-	(297,485)	-
	(212,850)	(27,820)	(304,031)	(32,663)
Increase (decrease) in cash	(261,048)	(188,521)	8,948,675	(282,445)
CASH AND CASH EQUIVALENTS, beginning of period	12,276,734	2,189,611	3,067,011	2,283,535
CASH AND CASH EQUIVALENTS, end of period	$12,015,686	$2,001,090	$12,015,686	$2,001,090

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

Note 1 - Nature of Operations

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada.

Avino is in the exploration stage of its mineral properties interests in Canada and has not yet determined whether these properties contain ore reserves which are economically recoverable.

Avino owns 88.25% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine has been shut down since November 2001, when operations became uneconomical.

The recoverability of amounts shown for mineral property interests and property and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s legal interest in mineral claims, further financing for exploration of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or proceeds from the sale of all or an interest in its mineral properties interests.

Note 2 - Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited interim financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto for the fiscal year ended January 31, 2006. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the six month period ended July 31, 2006 are not necessarily indicative of the results that can be expected for the year ended January 31, 2007.

Note 3 - Comparative Figures

Certain fiscal 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2006.

Note 4 - Cia Minera Mexicana De Avino, S.A. De C.V. Acquisition

On July 17, 2006, the Company completed the acquisition of a further 39.25% equity interest in Cia Minera, in consideration of the issuance of an aggregate of 3,164,702 common shares of the Company at a deemed value of $1.00 per share. The Company now owns 88.25% of the total issued shares of Cia Minera.

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

Note 4 - Cia Minera Mexicana De Avino, S.A. De C.V. Acquisition (continued)

The acquisition is accounted for by the purchase method with effect from the date of closing. Using the fair market value of the Company’s shares at the date of closing of $2.28 per share, total acquisition costs have been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values as follows:

Cash	$29,983
Taxes recoverable	3,887
Prepaid expenses	6,554
Property, plant & equipment	1,120,000
Mineral Properties	7,248,702
Accounts payable and accrued liabilities	(924,528)
Taxes payable	(244,371)

$7,240,227

Note 5 - Mineral Properties Interests

The following is a summary of mineral property expenditures for the six months ended July 31, 2006:

Balance, January 31, 2006		$447,899

Expenditures in the period:
Cia Minera
Acquisition	$7,248,702
		7,248,702
Olympic/Kelvin property:
Assessment and taxes	2,271
Exploration	1,867
		4,138
Aumax property:
Geological	989
		989
Minto property:
Exploration	1,419
		1,419

Balance, July 31, 2006		$7,703,147

Cia Minera was involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine in the Province of Durango, Mexico. Cia Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

During the six month period ended July 31, 2006 Avino has incurred due diligence costs of $395,804 which is comprised of $91,795 for assaying, engineering, and metallurgical services and $304,009 for advances to Cia de Minera on account of its operations.

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

Note 5 - Mineral Properties Interests (continued)

Prior to the acquisition of the further 39.25%, the Company accounted for its 49% investment in Cia Minera using the equity method. Prior to fiscal 2006, the Company had determined that it did not have a commitment or obligation towards Cia Minera and accordingly did not recorded its equity interest in the losses of Cia Minera. During fiscal 2006 the Company determined that it has an intended commitment towards Cia Minera. Accordingly, it commenced to recognize in operations its equity interest in the previously unrecorded losses of Cia Minera, with the equity interest in the losses first being applied towards prior period advances and investments in Cia Minera which were previously charged to operations.

Note 6 - Share Capital

(a)    Authorized:  Unlimited common shares without par value

(b)    Issued:

	2006		2005
	Shares	Amount	Shares	Amount
Balance, January 31	11,962,075	$19,264,265	10,521,775	$17,030,084

Shares issued for cash:
- exercise of stock options	353,000	448,881	-	-
- exercise of warrants	-	-	176,380	260,804

Private placement	5,000,000	10,000,000	-	-
Less share issuance costs	-	(779,795)	-	-

Stock-based compensation on the Exercise of stock options	-	397,390	-	-

Balance, April 30	17,315,075	$29,330,741	10,698,155	$17,290,888

Shares issued for cash:
- exercise of stock options	72,700	93,915	-	-
- exercise of warrants	1,250	3,125	126,920	66,301

Share issued in acquisition of Cia Minera	3,164,702	7,215,521	-	-

Stock-based compensation on the Exercise of stock options	-	82,309

Balance, July 31	20,553,727	$36,725,611	10,825,075	$17,357,189

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

Note 6 - Share Capital (continued)

During the three month period ended April 30, 2006, the Company closed a non-brokered private placement of 5,000,000 units at a price of $2.00 per unit (the “Offering”), each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Offering entitles the investor to purchase one additional share at a price of $2.50 until March 20, 2008. The hold period for all securities issued under this private placement expires on July 21, 2006. The Company paid a total of $779,795 cash as finder’s fees.

(c)   Share Purchase Warrants

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding, January 31, 2006	-	-
Issued	2,500,000	$2.50

Warrants outstanding, April 30, 2006	2,500,000	$2.50
Exercised	(1,250)	$2.50
Warrants outstanding, April 30, 2006	2,498,750	$2.50

The following share purchase warrants were outstanding as at July 31, 2006:

Warrants Outstanding	Expiry Date	Exercise Price
2,498,750	March 20, 2008	$2.50

(d)    Stock Options

A summary of the stock options granted and exercised at the period ended July 31, 2006 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Stock options outstanding, January 31, 2006	813,000	$1.31
Granted	1,120,000	$3.85
Exercised	(353,000)	$1.29

Stock options outstanding, July 31, 2006	1,580,000	$3.12
Exercised	(72,700)	$1.29

Stock options outstanding, April 30, 2006	1,507,300	$3.20

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

Note 6 - Share Capital (continued)

(d)   Stock Options (continued)

During the three months ended April 30, 2006, the Company granted 120,000 stock options to a consultant of the Company at an exercise price of $2.72 per share. These stock options vest over a twelve month period from the date of grant and expire over 5 years. The Company also granted 1,000,000 stock options to directors, officers, employees, and consultants of the Company at an exercise price of $3.99 per share. These stock options vested immediately and expire over 5 years. The Company has recorded a total of $2,417,326 for stock-based compensation expense in the six month period ended July 31, 2006.

The following stock options were outstanding as at July 31, 2006:

Stock Options Outstanding	Expiry Date	Exercise Price
64,800	October 21, 2008	$1.20
270,000	April 5, 2010	$1.35
52,500	September 26, 2010	$1.35
120,000	March 15, 2011	$2.72
1,000,000	April 26, 2011	$3.99

Note 7 - Related Party Transactions

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)    During the six month period ended July 31, 2006 the company paid, or made provision for the future payment of the following amounts to related parties:

i)    $58,882 for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)    $39,000 to a private company controlled by a Director for management fees;

iii)	$15,000 to a private company controlled by a director of a related company for consulting fees.

(b)    The amount due from a related party of $83,000 is due from ABC Drilling Services Inc. (“ABC Drilling”), a private company that is a 100% owned subsidiary of Oniva. The amount due is non-interest bearing, unsecured and has no stated terms of repayment. The Company has also paid an exploration advance of $39,000 for future drilling services.

(c)    Amounts due to related parties consist of $3,146 to a public company with common directors, $15,183 to a private company controlled by a Director and $23,247 to Oniva.

(d)    An allowance in the amount of $130,177 has been accrued in respect of advances made to Oniva. During the period an amount of $133,919 had been recovered.

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
July 31, 2006
(Unaudited - Prepared by Management)

Note 8 - Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

The Company entered into an agreement in March 2006 with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The Company will pay National Media the sum of US$6,000 per month plus expenses for a term of one year, provided that the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company.

Note 9 - Subsequent Events

Subsequent to the period end, the Company has had 21,000 stock options exercised for total proceeds of $25,650.

Subsequent to July 31, 2006 the Company renewed a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses.